貝克・麥堅時律師事務所



06013032

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

April 28, 2006

Our ref: 32002208-000003
By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951

SUPPL

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated January 11, 2006, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Michelle Li / Joyce Yip

Encl.

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission dated on April 24, 2006:

1. Announcement re Unaudited Quarterly Operational Summary for the First Quarter ended 31 March 2006 and Clarification Announcement for the 2005 Results Announcement, released on April 28, 2006, in English and in Chinese.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

RECEIVED 2006 MAY -2 A 6:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

B22

SOUTH CHINA MORNING POST 28 APR 2006



中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2866)

Unaudited Quarterly Operational Summary for the First Quarter ended 31 March 2006 and Clarification Announcement for the 2005 Results Announcement

The Board is pleased to announce the unaudited operational summary of the Group for the first quarter ended 31 March 2006.

Quarterly Operational Summary

The board of directors (the "Board") of China Shipping Container Lines Company Limited (the "Company", together with its subsidiaries, the "Group") is pleased to announce the unaudited operational summary of the Group for the first quarter ended 31 March 2006. Total container volume for the first quarter ended 31 March 2006 was 1,256,644TEU, representing an increase of 22.7% as compared with the same period last year. Total revenue increased by 5.2% as compared with the same period last year to RMB6,549,428,000 mainly because of the increase in container volume which sets off the effect of drop in average freight rate. Average freight rate decreased by 14.3% as compared with the same period last year of RMB6,080/TEU to RMB5,212/TEU in the first quarter of 2006.

	CONTAINER VOLUME (TEU)			TOTAL REVENUE (RMB'000)		
Principal market	**Q1 2006**	**Q1 2005**	**Increase/ decrease**	**Q1 2006**	**Q1 2005**	**Increase/ decrease**
America	306,959	229,289	33.9%	2,984,676	2,111,685	41.3%
Europe/Mediterranean	338,696	273,250	23.9%	2,138,078	2,425,491	-11.9%
Australia	40,128	40,608	-1.2%	264,769	297,972	-11.1%
East and Southeast Asia	122,851	140,386	-12.5%	339,047	466,166	-27.3%
China domestic	422,653	318,203	32.8%	513,343	502,985	2.1%
Others	25,357	22,351	13.5%	309,515	422,023	-26.7%
Total	**1,256,644**	**1,024,087**	**22.7%**	**6,549,428**	**6,226,322**	**5.2%**

In the first quarter of 2006, 3 new container vessels, each with a capacity of 4,250TEU, totaling 12,750TEU were delivered as scheduled. The Group's fleet capacity was increased from 347,851 TEU on 31 December 2005 by 1.2% to 352,167 TEU at the end of the first quarter.

	CAPACITY INCREASE			
Vessel Type over 4,000TEU	**Q1 2006 (already delivered))**	**Q2 2006 (expected to be delivered)**	**Q3 2006 (expected to be delivered)**	**Q4 2006 (expected to be delivered)**
9,580 TEU	–	1	1	2
4,250 TEU	3	1		–
Total no. of vessels	3	2	1	2
Total (TEU)	12,750	13,830	9,580	19,160

Caution Statement

The Board wishes to remind investors that the operational summary for the first quarter ended 31 March 2006 is based on the Group's internal records and management accounts and has not been reviewed or audited by the auditors. **Investors are cautioned not to rely unduly on the operational summary for the first quarter ended 31 March 2006. In the meantime, investors are advised to exercise caution when dealing in the shares of the Company.**

Clarification Announcement for the 2005 Results Announcement

Reference is made to the section headed "Compliance with the "Code on Corporate Governance Practices" of the Listing Rules" in the 2005 Results Announcement of the Company dated 18 April 2006 stating that "The Board is pleased to confirm that none of the Directors is aware of any information that would reasonably indicate that the Group was not, at any time during year 2005, in compliance with the applicable code provisions of the "Code on Corporate Governance Practices" as set out in Appendix 14 to the Listing Rules".

The Board wishes to clarify that other than as set out below, none of the Directors is aware of any information that would reasonably indicate that the Group was not, at any time during year 2005, in compliance with the applicable code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("CG Code"):

In accordance with paragraph A.1.1 of the CG Code, the Board should meet regularly and board meetings should be held at least four times a year. A regular meeting does not include the practice of obtaining board consent through the circulation of written resolutions. The Board of the Company held five meetings in the year of 2005, of which only two were regular meetings, and the other three were held with the practice of obtaining board consent through the circulation of written resolutions.

The Company intends to propose to the shareholders at the 2005 Annual General Meeting that the Company adopts each code provision in the CG Code as the Company's corporate governance code.

By order of the Board
China Shipping Container Lines Company Limited
Li Kelin
Chairman

Shanghai, the People's Republic of China
27 April 2006

The Board as at the date of this announcement comprises of Mr. Li Kelin, Mr. Jia Hongxiang, Mr. Huang Xiaowen, Mr. Zhao Hongzhou, Mr. Li Shaode, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Xu Hui, Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese and the English name "China Shipping Container Lines Company Limited".*



中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

(於中華人民共和國註冊成立的股份有限公司)

(股票代號：2866)

季度營運概要未經審核截至二零零六年三月三十一日止第一季度
及
二零零五年業績公告之澄清公告

董事會欣然宣佈二零零六年第一季度本集團未經審核營運摘要。

季度營運概要

中海集裝箱運輸股份有限公司(「本公司」,及其附屬公司,「本集團」)董事會(「董事會」)欣然宣佈二零零六年第一季度本集團未經審核營運摘要。截至二零零六年三月三十一日止季度之載箱量為1,256,644TEU,較去年同期增加22.7%。總收入為人民幣6,549,428千元,較去年同期增加5.2%,主要是因為載箱量較去年有所增加,抵消了運費水平下降的影響。平均運費較去年同期之人民幣6,080元/TEU減少14.3%至今季度之人民幣5,212元/TEU。

主要市場	載箱量(TEU) 二零零六年第一季度	二零零五年第一季度	增加/(減少)	總收入(人民幣千元) 二零零六年第一季度	二零零五年第一季度	增加/(減少)
美洲	306,959	229,289	33.9%	2,984,676	2,111,685	41.3%
歐洲/地中海	338,696	273,250	23.9%	2,138,078	2,425,491	-11.9%
澳洲	40,128	40,608	-1.2%	264,769	297,972	-11.1%
東亞及東南亞	122,851	140,386	-12.5%	339,047	466,166	-27.3%
中國國內	422,653	318,203	32.8%	513,343	502,985	2.1%
其他	25,357	22,351	13.5%	309,515	422,023	-26.7%
總計	1,256,644	1,024,087	22.7%	6,549,428	6,226,322	5.2%

於二零零六年第一季度內,3艘箱位4,250TEU之新船合計12,750TEU運力已交付,而船隊運力由二零零五年十二月三十一日之347,851TEU增加約1.2%至季末之352,167TEU運力。

超過4,000 TEU之船型	運力增長 二零零六年第一季度(已交付使用)	二零零六年第二季度(計劃交付使用)	二零零六年第三季度(計劃交付使用)	二零零六年第四季度(計劃交付使用)
9,580 TEU	—	1	1	2
4,250 TEU	3	1		—
合計	3	2	1	2
合計(TEU)	12,750	13,830	9,580	19,160

謹慎性陳述

董事會僅此提醒投資者,上述二零零六年第一季度的營運摘要乃根據本集團內部資料及管理帳目編製,並未有經過核數師任何審閱或審核。投資者應小心以免不恰當地依賴上述資料。本公司同時敬請投資者在買賣本公司股份時務須小心謹慎。

二零零五年業績公告之澄清公告

茲提述本公司於二零零六年四月十八日所刊發之二零零五年業績公告之「符合上市規則的《企業管治常規守則》」部分,陳述「董事會欣然確認,概無董事知悉有任何資料合理地顯示,本集團於期內任何時候未有遵守上市規則附錄十四所載的《企業管治常規守則》之適用的守則條文的規定」

董事會希望澄清除下述情況以外,概無董事知悉有任何資料合理地顯示,本集團於二零零五年內任何時候未有遵守聯交所證券上市規則附錄十四所載的《企業管治常規守則》(「管治守則」)之適用的守則條文的規定:

《管治守則》第A.1.1條規定董事會應定期開會,董事會會議應每年召開至少四次。董事會定期會議不包括以傳閱書面決議方式取得董事會批准。本公司董事會於二零零五年內召開過五次會議,其中只有兩次為定期會議,其他三次都以傳閱書面決議方式取得董事會批准。

本公司擬在二零零五年度股東周年大會上向股東建議採納《管治守則》所載的各項守則條文作為本公司的企業管治守則。

承董事會命
中海集裝箱運輸股份有限公司
董事長
李克麟

中華人民共和國上海
二零零六年四月二十七日

於本公告刊發日期,董事為李克麟先生、賈鴻祥先生、黃小文先生、趙宏舟先生、李紹德先生、張建華先生、王大雄先生、張國發先生、徐輝先生、胡漢湘先生、顧念祖先生、汪宗熙先生及林兆偉先生。

* *本公司根據香港法例第32章公司條例第XI部以其中文名稱和英文名稱「China Shipping Container Lines Company Limited」登記為海外公司*